Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED

BY-LAWS

OF

AERPIO PHARMACEUTICALS, INC.

(the “Corporation”)

Article VI of the Amended and Restated By-laws of Aerpio Pharmaceuticals, Inc. (the “By-laws”), is hereby amended to add a new Section 11 to read as follows:

“Section 11. Exclusive Forum. Unless this Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, the Certificate of Incorporation or the By-laws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless this Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. As used in these By-laws, the term “Claim” means the actions, proceedings or claims referred to in clauses (i) through (iv) on this Section 11.”